SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
CLST HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
150925204
(CUSIP Number)
S. Nicholas Walker
Deltec House
Lyford Cay
P.O. Box N1717
Nassau NP, Bahamas
(242) 677-4514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 1, 2008
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	150925204	Page	2	of	27

1	NAMES OF REPORTING PERSONS S. Nicholas Walker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		1,383,170 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,383,170 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,383,170 (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	3	of	27

1	NAMES OF REPORTING PERSONS The Lion Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		793,270 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		793,270 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

793,270 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	4	of	27

1	NAMES OF REPORTING PERSONS York Lion Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		128,000 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		128,000 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

128,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.62%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	5	of	27

1	NAMES OF REPORTING PERSONS York Liquidity, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	150925204	Page	6	of	27

1	NAMES OF REPORTING PERSONS York Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	7	SOLE VOTING POWER

NUMBER OF		868,270 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		868,270 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,270 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	7	of	27

1	NAMES OF REPORTING PERSONS York GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		514,900 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		514,900 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

514,900 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No.	150925204	Page	8	of	27

1	NAMES OF REPORTING PERSONS Lion Long Term Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		386,900 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		386,900 (See Item 5).

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

386,900 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No. 150925204	13D	Page 9 of 27 Pages
     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 18, 2007, by S. Nicholas Walker, The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Cayman Islands limited partnership (“Lion L.P.”), York Liquidity, L.P., a British Virgin Islands international limited partnership (“York Liquidity”), York Asset Management Limited, a company organized in the Commonwealth of the Bahamas (“YAML”), and York GP, Ltd., a Cayman Islands exempted company (“York GP”), with regard to the common stock of CLST Holdings, Inc. (the “Issuer”). The Schedule 13D is referred to herein as the “Schedule 13D.”
     This Amendment is being filed to add Lion Long Term Partners, L.P., a British Virgin Islands international limited partnership (“Lion Long Term”), as a Reporting Person and to update certain information in Item 4 and Item 5 of the Schedule 13D. S. Nicholas Walker, LFL, Lion L.P., York Liquidity, YAML, York GP, and Lion Long Term are referred to collectively herein as the “Reporting Persons.”
     This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.
Item 2. Identity and Background.
     Below is the information requiring by Item 2 for Lion Long Term:
     (a) Lion Long Term is a British Virgin Islands international limited partnership.
     (b) The principal business address of Lion Long Term is Deltec House, Lyford Cay, P.O. Box N1717, Nassau NP, Bahamas.
     (c) The principal business of Lion Long Term is investing in equities.
     (d) Lion Long Term has not, during the last five years, been convicted in a criminal proceeding.
     (e) Lion Long Term has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The general partner of Lion Long Term is York GP. The information required by this Item 2 with respect to the directors of York GP is set forth in Schedule A to the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price for the 386,900 shares of common stock of the Issuer owned by Lion Long Term was $150,891, inclusive of brokerage commissions. Lion Long Term acquired the shares with working capital.

CUSIP No. 150925204	13D	Page 10 of 27 Pages
Item 4. Purpose of Transaction.
     Item 4 is hereby amended to add the following:
     On December 28, 2007, the Issuer filed a Current Report on Form 8-K with the SEC (the “Report”), in which it disclosed that its Board of Directors was considering abandoning the Issuer’s Plan of Dissolution (the “Plan”) and pursuing other strategic alternatives. In response to such disclosure, a representative of YAML, on behalf of the Reporting Persons, had a conversation with Robert A. Kaiser, the Chief Executive Officer of the Issuer, on January 11, 2008, in which the representative expressed his concerns with the matters disclosed in the Report. Mr. Walker followed up such conversation with a letter to Mr. Kaiser, dated February 1, 2008. In the letter, Mr. Walker expressed his opinion that any decision by the Board of Directors to abandon the Plan without approval of the Issuer’s stockholders would represent a breach of trust by the Board to the Issuer and to its stockholders, and that the Board’s consideration of the pursuit of strategic alternatives, including potential acquisitions, is wholly at odds with the mandate of the Plan that the Issuer limit its activities to the winding up of its business and distribution of its assets to its stockholders. The foregoing summary of the letter from Mr. Walker to Mr. Kaiser is qualified in its entirety by reference to the full text of the letter, which is attached hereto as Exhibit 1.
     In addition to pressing the Board of Directors of the Issuer to implement the Plan, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, and each Reporting Person reserves the right, subject to applicable law, to (i) acquire beneficial ownership of additional shares of the Issuer in the open market, in privately negotiated transactions or otherwise, (ii) dispose of all or part of its holdings of the Issuer’s shares, (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Amendment, or (iv) change its intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend on a number of factors, including, but not limited to, the actions of the Issuer, market activity in the Issuer’s shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.
     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to the Schedule 13D, may have which relate to or would result in:
(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present Board of Directors or management of the Issuer;

CUSIP No. 150925204	13D	Page 11 of 27 Pages
including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;
(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	Changes in the Issuer’s Articles of Incorporation, Bylaws or other action which may impede the acquisition of control of the Issuer by any person;

(viii)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(ix)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety to read as follows:
     (a) The aggregate percentage of the Issuer’s outstanding shares of common stock reported owned by each Reporting Person is based upon 20,553,205 outstanding shares, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended August 31, 2007.
     LFL beneficially owns 793,270 shares of common stock of the Issuer, constituting 3.9% of the outstanding shares of common stock of the Issuer. By reason of its position as investment manager of LFL, YAML may be deemed to beneficially own 793,270 shares of common stock of the Issuer, constituting 3.9% of the outstanding shares of common stock of the Issuer. Lion L.P. beneficially owns 128,000 shares of common stock of the Issuer, constituting 0.62% of the outstanding shares of common stock of the Issuer. Lion Long Term beneficially owns 386,900 shares of common stock of the Issuer, constituting 1.9% of the outstanding shares of common stock of the Issuer. York GP may be deemed to beneficially own 514,900 shares of common stock of the Issuer (of which 128,000 may be deemed beneficially owned by reason of its position as general partner of Lion L.P. and 386,900 may be deemed beneficially owned by reason of its position as general partner of Lion Long Term), constituting 2.5% of the outstanding shares of common stock of the Issuer. YAML beneficially owns 75,000 shares of common stock of the Issuer, representing shares in one or more accounts under its management and control, representing 0.4% of the outstanding shares of common stock of the Issuer. York Liquidity does not beneficially own any shares of common stock of the Issuer.

CUSIP No. 150925204	13D	Page 12 of 27 Pages
     Mr. Walker may be deemed to beneficially own an aggregate of 1,383,170 shares of common stock of the Issuer (of which 868,270 may be deemed beneficially owned by him by reason of his position as the Managing Director of YAML and 514,900 may be deemed beneficially owned by him by reason of his position as the Managing Director of York GP), constituting 6.7% of the outstanding shares of common stock of the Issuer.
     LFL’s beneficial ownership of 793,270 shares of common stock of the Issuer represents a decrease of 105,600 shares in LFL’s beneficial ownership since the Schedule 13D was filed, due to the disposition of 105,600 shares in the open market and not previously reported. YAML’s deemed beneficial ownership of 868,270 shares of common stock of the Issuer represents a decrease of 30,600 shares in YAML’s deemed beneficial ownership since the Schedule 13D was filed, due to LFL’s disposition of 105,600 shares in the open market, partially offset by the acquisition of 75,000 shares of the Issuer in the open market in one or more accounts under YAML’s management and control. Lion L.P.’s beneficial ownership of 128,000 shares of common stock of the Issuer represents a decrease of 16,200 shares in Lion L.P.’s beneficial ownership since the Schedule 13D was filed, due to Lion L.P.’s disposition of 16,200 shares in the open market and not previously reported. York Liquidity’s beneficial ownership of no shares of common stock of the Issuer represents a decrease of 403,400 shares of common stock of the Issuer since the 13D was filed, due to York Liquidity’s disposition of 403,400 shares in the open market and not previously reported. York GP’s deemed beneficial ownership of 514,900 shares of common stock of the Issuer represents a decrease of 32,700 shares in York GP’s deemed beneficial ownership since the Schedule 13D was filed, due to the disposition of 16,200 shares in the open market by Lion L.P. and 403,400 shares in the open market by York Liquidity (which may have been deemed beneficially owned by York GP by reason of its position as general partner of York Liquidity), partially offset by the acquisition of 386,900 shares in the open market by Lion Long Term.
     Mr. Walker’s deemed beneficial ownership of 1,383,170 shares of common stock of the Issuer represents a decrease of 63,300 shares in Mr. Walker’s deemed beneficial ownership since the Schedule 13D was filed. This decrease is due to the disposition of shares in the open market by each of LFL, Lion L.P., and York Liquidity, partially offset by the acquisition of shares in the open market by Lion Long Term and in one or more accounts under YAML’s management and control, each as described above.
     YAML disclaims beneficial ownership of any shares of common stock of the Issuer owned by LFL except to the extent of its pecuniary interest in LFL by reason of its position as investment manager of LFL. Mr. Walker’s IRA owns a 0.03% interest in LFL and Mr. Walker is a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his potential beneficial interest in said IRA and said trusts, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by LFL, except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML (the investment manager of LFL). Mr. Walker’s IRA owns a 0.75% interest in Lion L.P. and Mr. Walker is a beneficiary of a trust which owns an 84% interest in Lion L.P. Other than for his beneficial interest in said IRA and said trust, Mr. Walker disclaims beneficial ownership of

CUSIP No. 150925204	13D	Page 13 of 27 Pages
the shares of common stock of the Issuer owned by Lion L.P., except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP (the general partner of Lion L.P.). Mr. Walker’s IRA owns a .39% interest in Lion Long Term. Other than for his beneficial interest in said IRA, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion Long Term, except to the extent of his pecuniary interest in Lion Long Term by reason of his position as Managing Director of York GP (the general partner of Lion Long Term). Each of Lion L.P., York GP, York Liquidity, Lion Long Term, and LFL disclaims beneficial ownership of any shares of common stock of the Issuer beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein. Furthermore, each of YAML and Mr. Walker disclaims beneficial ownership of any shares of common stock of the Issuer owned in the account(s) under YAML’s management and control, except to the extent of their pecuniary interest in such account.
     (b) Mr. Walker may be deemed to have sole voting and dispositive power with respect to 1,383,170 shares of common stock of the Issuer. The shares of common stock that may be deemed to be beneficially owned by Mr. Walker include the 793,270 shares of common stock beneficially owned by LFL by reason of his position as Managing Director of YAML, the investment manager of LFL; the 128,000 shares of common stock beneficially owned by Lion L.P. by reason of his position as Managing Director of York GP, the general partner of Lion L.P.; the 386,900 shares of common stock beneficially owned by Lion Long Term by reason of his position as Managing Director of York GP, the general partner of Lion Long Term; and the 75,000 shares of common stock in one or more accounts under YAML’s management and control.
     LFL has sole voting and dispositive power with respect to the 793,270 shares of common stock of the Issuer beneficially owned by LFL. By reason of its position as the investment manager of LFL, YAML may be deemed to have sole voting and dispositive power with respect to the 793,270 shares of common stock of the Issuer beneficially owned by LFL. YAML may be deemed to have sole voting and dispositive power with respect to the 75,000 shares of common stock of the Issuer in one or more accounts under YAML’s management and control. Lion L.P. has sole voting and dispositive power with respect to the 128,000 shares of common stock of the Issuer beneficially owned by Lion L.P. Lion Long Term has sole voting and dispositive power with respect to the 386,900 shares of common stock of the Issuer beneficially owned by Lion Long Term. By reason of its position as the general partner of Lion L.P. and Lion Long Term, York GP may be deemed to have sole voting and dispositive power with respect to 514,900 shares of common stock of the Issuer (of which 128,000 are beneficially owned by Lion L.P. and 386,900 are beneficially owned by Lion Long Term).
     (c) On January 31, 2008, Lion Long Term acquired 386,900 shares of the Issuer’s common stock in the open market at a purchase price of $0.38 per share. On the same date, York Liquidity disposed of 386,900 shares of the Issuer’s common stock in the open market at a sale price of $0.38 per share. To the knowledge of the Reporting Persons, no person listed on Schedule A to the Schedule 13D has effected a transaction in the Issuer’s shares of common stock in the last sixty (60) days.
     (d) No person (including persons listed on Schedule A to the Schedule 13D) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of common stock of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A to the Schedule 13D.

CUSIP No. 150925204	13D	Page 14 of 27 Pages
(e)	See Item 5(c) above regarding York Liquidity’s disposition of all of its shares of the Issuer’s common stock on January 31, 2008.
Item 7. Material to be Filed as Exhibits.
1.	Letter from S. Nicholas Walker to Robert A. Kaiser, Chief Executive Officer of CLST Holdings, Inc., dated February 1, 2008.

2.	Joint Filing Agreement.

3.	Power of Attorney of Lion Long Term Partners, L.P.
[Signature page follows.]

CUSIP No. 150925204	13D	Page 15 of 27 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 4, 2008

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

THE LION FUND LIMITED

By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

YORK LIQUIDITY, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

CUSIP No. 150925204	13D	Page 16 of 27 Pages
SIGNATURES
(Continued)

LION LONG TERM PARTNERS, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

YORK ASSET MANAGEMENT LIMITED

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

YORK GP, LTD.

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

CUSIP No. 150925204	13D	Page 17 of 27 Pages
Exhibit Index
1.	Letter from S. Nicholas Walker to Robert A. Kaiser, Chief Executive Officer of CLST Holdings, Inc., dated February 1, 2008.

2.	Joint Filing Agreement.

3.	Power of Attorney of Lion Long Term Partners, L.P.

CUSIP No. 150925204	13D	Page 18 of 27 Pages
EXHIBIT 1
LETTER FROM S. NICHOLAS WALKER TO
ROBERT A. KAISER, DATED FEBRUARY 1, 2008

CUSIP No. 150925204	13D	Page 19 of 27 Pages
YORK ASSET
MANAGEMENT LIMITED
Deltec House, Lyford Cay
P.O. Box N-1717
Nassau, Bahamas
(242) 677-4514
nick@yorklimited.com
February 1, 2008
Robert A. Kaiser
Chief Executive Officer
CLST Holdings, Inc.
15950 North Dallas Parkway
Tower II, Suite 400
Dallas, Texas 75248
Dear Mr. Kaiser:
               I follow up on our conversation with you and your counsel on Friday, January 11, 2008. We were responding to the disclosure made by the Company in its 8-K report dated December 28, 2007. We expressed to you our dismay at the disclosures. I repeat and detail our concerns in this letter.
               In the report, the Company discloses that:
“Consistent with its fiduciary duties, the Board of Directors is now giving careful consideration to the strategic alternatives available to the Company, with a view to maximizing stockholder value. Among other matters, the Board is reviewing potential acquisitions and the value of the Company’s tax assets. If the Board determines that it is in the best interest of the Company to pursue an acquisition, it will likely pursue a debt financing or equity issuance in order to finance such acquisition.
     It is unlikely the Board of Directors will make any further distributions to the Company’s stockholders under the Plan [of Dissolution] while it considers the strategic alternatives available to the Company. It is possible that the Board of Directors will, in the exercise of its fiduciary duty, elect to abandon the Plan for a strategic alternative

CUSIP No. 150925204	13D	Page 20 of 27 Pages
Robert A. Kaiser
February 1, 2008

that it believes will maximize stockholder value, and that no further liquidating distributions will be made.”
               As the managing director of York Asset Management Limited (“YAML”) and affiliate entities (collectively, the “York Group”) beneficially owning 7% of the Company’s outstanding shares of common stock, I strenuously object to the Board’s consideration of an abandonment of the Company’s Plan of Dissolution. The Plan, together with related proposals to sell the Company’s remaining assets, was overwhelmingly approved by the Company’s stockholders on March 28, 2007. You enthusiastically presented the Plan, as Chairman of the Board and Chief Executive Officer, to the Company’s stockholders by your letter dated February 21, 2007. The Plan limits the Company’s activities to the winding up of its business and the distribution of its assets in accordance with the Plan to the Company’s stockholders. Any Board decision to abandon the Plan without stockholder approval would, in my opinion, represent a breach of trust by the Board to the Company and to its stockholders.
A. The Commitments Made by the Durham Group
               You of course occupy your current position as director by reason of the proxy contest conducted in connection with the annual meeting of stockholders held July 31, 2007. At that meeting, the Durham candidates, consisting of Timothy S. Durham, yourself, and Manoj Rajegowda (the “Durham Group”) were elected as directors of the Company (each receiving approximately 56% of the votes cast) over management’s slate (each of whom received approximately 44% of the votes cast).
               In the Durham Group’s proxy statement, dated July 12, 2007, distributed to the Company’s stockholders in connection with the 2007 annual meeting, Mr. Durham stated his belief that the directors of the Company “should consist entirely of persons nominated by stockholders having a significant investment in the Company” as opposed to management’s slate, whose stockholdings in the Company were described by Mr. Durham as “modest.” I should note here that the York Group, with the filing by Mr. Durham of Amendment No. 6 to his Schedule 13D, is now the second largest individual stockholder of the Company, owning a stake almost twice that of Mr. Durham or Mr. Rajegowda’s employer.
               With respect to implementing the Plan of Dissolution approved by the stockholders on March 28, 2007, the Durham Group stated:
“If elected, the Durham nominees intend to follow the plan of liquidation approved by the stockholders but expect to review both the manner in which the current Board of Directors has conducted the business of the company and also the implementation of the plan, to determine the most

CUSIP No. 150925204	13D	Page 21 of 27 Pages
Robert A. Kaiser
February 1, 2008

effective way to maximize stockholder value. Their agenda would include reviewing the company’s ongoing expenses, operations and obligations with a view to reducing expenses and maximizing distributions to stockholders. Among other matters, the Durham nominees would review the Company’s operational needs and commitments and give consideration to a distribution in the near term in excess of the $1.50 dividend declared by the Company on June 27, 2007. And additionally, the Durham nominees would review the Company’s personnel needs with a view to reducing the company’s cost of operations.”1
(Emphasis added.)
               Among other cost-cutting items specifically mentioned by the Durham Group was your apparent objection to receipt by the CEO of the Company of “special compensation in the event that her employment is terminated following a change in control of the Board.”
               In its statement of reasons why the Company’s stockholders should elect the Durham Group as directors rather than management’s slate, the Durham Group emphasized the importance of the directors of the Company responding to owners of “substantial amounts” of the Company’s stock.
B. Plan of Dissolution
               The Company’s Plan of Dissolution was approved by over 60% of the Company’s stockholders at the March 28, 2007 special meeting of stockholders. The Plan states (§3):
“After the Adoption Date [March 28, 2007], the Company shall not engage in any business activities except to the extent necessary to preserve the value of its assets, wind up its business affairs, and distribute its assets in accordance with its Plan of Dissolution.”
               Pursuant to Section 13 of the Plan, the Company, from and after the Adoption Date, is to “continue the process of scaling back its operations and winding up its affairs.”

[1]	The Durham Group’s commitment to cost reduction should be viewed in light of the commitments made by management’s slate. In the Company’s proxy statement of July 10, 2007, management’s slate (Messrs. Kesler, Jackson and Thompson) stated their intent to reduce the annual retainer fees paid to each independent director from $25,000 to $10,000, and to reduce the per meeting fees from $1,500 to $750.

CUSIP No. 150925204	13D	Page 22 of 27 Pages
Robert A. Kaiser
February 1, 2008

               The Company’s disclosure, in its December 28, 2007 8-K report, that the Board is considering the pursuit of strategic alternatives, including potential acquisitions, is wholly at odds with the mandate of the Plan of Dissolution that the Company limit its activities to the winding up of its business and the distribution of its assets to its stockholders.
               While the Company alludes to the Board’s power, under the Plan, to abandon the Plan, the time for any such consideration is long past, now that the Company has liquidated its assets and is sitting on a horde of cash. Abandoning the Plan of Dissolution is not mentioned in the Durham Group’s July 2007 platform for taking over management of the Company. No reasons are stated in the Company’s December 2007 8-K for not implementing the final steps of the Plan of Dissolution — the payment of the Company’s remaining liabilities and the distribution of the balance to the Company’s stockholders. The power of the Board to “modify, amend or abandon” the Plan is circumscribed by reference to Delaware’s General Corporation Law. Plan § 14. That law (DGCL § 275(e)) permits the “resolution” authorizing a proposed dissolution of a Delaware corporation to provide that, notwithstanding stockholder approval, the board may abandon the proposed dissolution without further action by the stockholders. Section 14 of the Plan does not grant the Board unfettered discretion to abandon the Plan.
               The Board should not be devoting any time or resources to the pursuit of acquisitions or strategic alternatives for deployment of the Company’s cash assets, but should, instead, discharge the Company’s remaining liabilities and distribute the remaining assets to the Company’s stockholders in accordance with the Plan of Dissolution.
               As the representative of the second largest stockholder of the Company, and given the Durham Group’s expressed fealty to the desires of significant stockholders, I expect the Board to pay respectful attention to the York Group’s desires.
C. The Board’s Implementation of its Cost Cutting Agenda
               In light of the Durham Group’s stated objective of reducing costs, please respond to the following inquiries:
               1. The Durham Group states in its July 2007 proxy statement that it would seek reimbursement of its expenses incurred in its proxy solicitation and in its prosecution of an action in the Delaware Chancery Court against the Company. Please state the total of such expenses and whether they have been reimbursed by the Company. If so, please explain why stockholder approval has not been sought for such reimbursement in light of Section 144(a)(2) of the Delaware General Corporation Law and the fact that the Durham Group did not seek, by its July 2007 proxy statement, a

CUSIP No. 150925204	13D	Page 23 of 27 Pages
Robert A. Kaiser
February 1, 2008

specific approval by the stockholders of the Company for reimbursement of the Durham Group’s proxy or litigation expenses.
               2. The Durham Group’s proxy statement discloses that you were paid a change in control payment of $3,620,000 following your temporary resignation as CEO of the Company on March 30, 2007, purportedly on the basis that the agreement with Brightpoint required your termination as CEO of the Company and the payment of all change of control consideration to you. The Durham Group’s proxy statement states that while you would have “preferred” to remain an employee of the Company, you resigned to “avoid delaying” the Brightpoint transaction, with your change in control payment — $3,620,000 — directly paid by Brightpoint “on behalf of the Company.”
               We are not able to find any explicit provision in the Brightpoint Asset Purchase Agreement (Annex A to the Company’s February 20, 2007 proxy statement) requiring your resignation as a condition to the closing of the Brightpoint transaction. (In this connection, please provide us with a copy of Schedules 8.01(i) and 8.01(ii) to the Asset Purchase Agreement.) In light of the fact that Brightpoint did not assume all liabilities of the Company, including liabilities under employment agreements with officers of the Company, and in light of the non-competition and confidentiality covenants already in your May 1, 2004 Employment Agreement, we do not understand why any change in control payments were due you in connection with the Brightpoint transaction. Moreover, please confirm whether or not the change in control consideration paid to you was subject to any cutback attributable to “excess parachute payments” pursuant to Section 1.7(b) of your Employment Agreement, and whether the calculation of your change in control payment was made by Grant Thornton LLP, the Company’s independent auditors, as required by Section 1.7.
               3. In the Company’s September 28, 2007 8-K report, it is disclosed that the Board of Directors, on August 28, 2007, approved your retention as a “consultant” to the Company for the sum of $20,000 a month, on a month-to-month basis, terminable at will. The 8-K report further states that you “will not receive any additional compensation for [your] service as an officer of the Company.”
               Please confirm that this disclosure remains accurate and that no additional compensation is payable to you as an officer, director, or “consultant” to the Company. Please also identify all compensation payable to the current directors of the Company.
               4. Please identify whether any commitments have been made by the Company to financial or other advisors to explore the acquisition of assets, notwithstanding the strictures of the Plan of Dissolution that the Company limit its activities to winding up its business.

CUSIP No. 150925204	13D	Page 24 of 27 Pages
Robert A. Kaiser
February 1, 2008

               Please respond to this letter promptly. In light of the fact that we may be filing this letter or a summary thereof with an amendment to the York Group’s Schedule 13D, we ask that your response to this letter, or the substance thereof, be publicly disclosed to the Company’s stockholders.

Very truly yours,

/s/ S. Nicholas Walker

S. Nicholas Walker

CUSIP No. 150925204	13D	Page 25 of 27 Pages
EXHIBIT 2
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an amendment to Schedule 13D, dated February 4, 2008 (including amendments thereto) with respect to the common stock of CLST Holding, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such amendment to Schedule 13D.
Dated: February 4, 2008

/s/ S. Nicholas Walker

S. NICHOLAS WALKER

THE LION FUND LIMITED

By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

CUSIP No. 150925204	13D	Page 26 of 27 Pages

YORK LIQUIDITY, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

LION LONG TERM PARTNERS, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

YORK GP, LTD.

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

YORK ASSET MANAGEMENT LIMITED

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director

CUSIP No. 150925204	13D	Page 27 of 27 Pages
Exhibit 3
POWER OF ATTORNEY
LION LONG TERM PARTNERS, L.P.
     KNOW ALL MEN BY THESE PRESENTS that the undersigned hereby constitutes and appoints S. Nicholas Walker and Andrew Walker, and each of them, any of whom may act without joinder of the others, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign and file one or more Schedules 13D, and amendments thereto, reporting on the undersigned’s beneficial ownership of securities of CLST Holdings, Inc. (“CLST”), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D with respect to the undersigned’s holdings of and transactions in securities issued by CLST, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
Dated: February 4, 2008

LION LONG TERM PARTNERS, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker

S. Nicholas Walker,
Managing Director